Exhibit 99.1

VivoPower Selects Global AI Industry Leader as Preferred AI Tenant for Lease of Norway Operational Data Center

Preferred AI tenant selected based on commercial terms, financial strength, credit quality, and operational alignment with the long-duration lease structure

Further announcement with counterparty identity and material commercial terms expected in the near term, subject to and upon execution of legal documentation

LONDON, UK / OSLO, NORWAY, June 29, 2026 — VivoPower PLC (NASDAQ: VIVO) (“VivoPower” or the “Company”), a B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced that, further to its short list announcement of 21 May 2026, it has selected a preferred long-term tenant (“Preferred AI Tenant”) for its Mo i Rana AI data center in northern Norway. The Company and the Preferred AI Tenant are working together to finalize legal documentation as soon as practicable.

The preferred counterparty is a global AI industry leader that was selected from a competitive field of prospective AI tenants and was assessed by the Company as superior across each of the previously disclosed evaluation criteria — commercial terms, financial strength and credit quality, operational alignment, strategic fit, and optionality for capacity expansion.

Reflecting the strategic fit identified through the selection process, the bilateral discussions have extended beyond the Mo i Rana data center. Additional arrangements under negotiation relate to the Company’s wider powered land and data center development pipeline, and if progressed to completion, would be expected to deepen the relationship with the selected counterparty across multiple jurisdictions.

Subject to execution of legal agreements, the Company expects to make a further announcement in the near term disclosing the identity of the counterparty and the material commercial terms of the lease and any additional strategic arrangements.

Mo i Rana

Mo i Rana is a fully operational 41.5MW data center in northern Norway, powered by 100% renewable hydroelectric energy at a cost below US$0.05/kWh — among the lowest in Europe. A further 40MW of permitted expansion capacity may be energized within 18 to 24 months, subject to regulatory approval, taking total site capacity above 80MW.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with data center and powered land infrastructure across Norway, Finland, and the United Arab Emirates. The Company’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company’s ability to enter into definitive agreements with the selected counterparty on favorable terms, the timing of any such agreements and of any further announcement (which is expected in the near term), the scope of additional arrangements under negotiation, the Company’s expected financing approach, the future development of the Mo i Rana site, and the expansion of permitted capacity. Furthermore, there can be no assurance that a long term lease will be entered into with the preferred tenant or what the terms of such lease might be, until such time definitive and binding legal documentation is executed by both parties.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Such factors include, without limitation: (i) failure to reach definitive agreement with the selected counterparty or the counterparty failing to satisfy its obligations under any definitive agreement; (ii) inability of the Company to source asset-level financing on acceptable terms or at all; (iii) regulatory delays or adverse regulatory determinations affecting capacity expansion at Mo i Rana or other sites; (iv) changes in power availability, grid access, or pricing in Norway; (v) adverse developments in the broader AI infrastructure market that affect the creditworthiness, financing, or operational plans of the selected counterparty; (vi) currency, geopolitical, and macroeconomic factors affecting the Company’s operations in Norway and other jurisdictions; and (vii) the other material risk factors described in VivoPower’s annual report on Form 20-F and periodic reports on Form 6-K filed with or furnished to the United States Securities and Exchange Commission.

VivoPower undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law. Nothing in this communication should be construed as creating any obligation on the part of the Company to make a further announcement within any specified timeframe, except as may be required by applicable law or regulation.

Media Contacts

VivoPower: media@vivopower.com